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                                                Filed pursuant to Rule 424(b)(1)
                                                      Registration No. 333-81583


     PROSPECTUS

                                2,500,000 SHARES

                          Newfield Exploration Company

                                  COMMON STOCK

                                  ------------

     We intend to enter into a sales agency agreement with UBS Warburg LLC relating to the shares of common stock offered by this prospectus. In accordance with the terms of the proposed sales agency agreement, we may offer and sell up to 2,500,000 shares of our common stock from time to time through UBS Warburg, as our exclusive sales agent. Sales of the shares, if any, will be made by means of ordinary brokers' transactions on the New York Stock Exchange. Our common stock is listed on the New York Stock Exchange under the symbol "NFX." On March 22, 2002, the last reported sales price of our common stock on the New York Stock Exchange was $37.08 per share. No more than 1,500,000 shares of common stock will be issued and sold under the sales agency agreement in any consecutive 12-month period.

     UBS Warburg will be entitled to a commission equal to 3.0% of the gross sales price per share for the first 1,000,000 shares sold under the sales agency agreement and 2.5% of the gross sales price per share for the next 1,500,000 shares sold under the agreement.

     See "Risk Factors" beginning on page 3 for factors you should consider before buying shares of our common stock.

                                  ------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ------------

                                 UBS Warburg LLC

                   This prospectus is dated March 25, 2002.


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                   TABLE OF CONTENTS

About This Prospectus                                                1
Where You Can Find More
   Information                                                       1
Forward-Looking Statements                                           2
Our Company                                                          2
Risk Factors                                                         2
Use Of Proceeds                                                      7
Description Of Capital Stock                                         7
Plan Of Distribution                                                11
Legal Matters                                                       12
Experts                                                             12


                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may sell the shares of common stock described in this prospectus from time to time. This prospectus provides you with a general description of the common stock we may offer. We may also add, update or change information contained in this prospectus through a supplement to this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by our company in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described in the following section.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

     Our common stock is listed on the New York Stock Exchange under the symbol "NFX." Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 30 Broad Street, New York, New York 10005.

     The SEC allows our company to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the common stock offered by this prospectus or until we terminate this offering:

     o  our Annual Report on Form 10-K for the year ended December 31, 2001;
     o our Current Reports on Form 8-K filed on February 8, 2002 and March 14, 2002;
     o the description of our common stock contained in our Form 8-A filed on November 4, 1993; and
     o the description of our preferred share purchase rights contained in our Form 8-A filed on February 18, 1999.

     You may request a copy of these filings at no cost, by writing or calling us at our principal executive offices at the following address or telephone number:

                          Newfield Exploration Company
                        Attention: Stockholder Relations
                    363 N. Sam Houston Parkway E., Suite 2020
                              Houston, Texas 77060
                                 (281) 847-6000

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of this common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.


                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents we incorporate by reference contain statements that constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this prospectus and the documents we incorporate by reference and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors.

     Although we believe that the expectations reflected in such forward-looking statements are reasonable, any such forward-looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may differ materially from anticipated results for a number of reasons, including:

     o  drilling results;
     o  oil and gas prices;
     o  industry conditions;
     o  the prices of goods and services;
     o  the availability of drilling rigs and other support services; and
     o  the availability of capital resources.

     The information contained in this prospectus, and the documents incorporated by reference into this prospectus, identify additional factors that could affect our operating results and performance. We urge you to carefully consider those factors. All forward-looking statements attributable to our company are expressly qualified in their entirety by this cautionary statement.

                                   OUR COMPANY

     We are an independent oil and gas company engaged in the exploration, development and acquisition of crude oil and natural gas properties. Our company was founded in 1989 and we acquired our first property in 1990. Our initial focus area was the Gulf of Mexico. In the mid-1990s, we began to expand our operations to other select areas. Our areas of operation now also include the U.S. onshore Gulf Coast, the Anadarko Basin, offshore northwest Australia and the Bohai Bay, offshore China.

     At year-end 2001, we had proved reserves of 936.4 Bcfe. Of those reserves,

     o  77% were natural gas;
     o  93% were proved developed;
     o  58% were located in the Gulf of Mexico;
     o  39% were located onshore in the U.S.; and
     o  3% were located offshore Australia.

     Our growth strategy has remained unchanged and is based on the following elements.

     o  growing reserves through the drilling of a balanced portfolio;
     o balancing exploration with the acquisition and exploitation of proved properties;
     o  focusing on select geographic areas;
     o  controlling operations and costs;
     o  using 3-D seismic data and other advanced technologies; and
     o attracting and retaining a quality work-force through equity ownership and other performance-based incentives.

                                  RISK FACTORS

     You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

OIL AND GAS PRICES FLUCTUATE WIDELY, AND LOW PRICES FOR AN EXTENDED PERIOD OF TIME ARE LIKELY TO HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS.

     Our revenues, profitability and future growth depend substantially on prevailing prices for oil and gas. These prices also affect the amount of cash flow available for capital

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expenditures and our ability to borrow and raise additional capital. The amount we can borrow under our credit facility is subject to periodic redeterminations based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and gas that we can economically produce.

     Prices for oil and gas fluctuate widely. Among the factors that can cause fluctuations are:

     o  the domestic and foreign supply of oil and natural gas;
     o  the price and availability of alternative fuels;
     o  weather conditions;
     o  the level of consumer demand;
     o  the price of foreign imports;
     o  world-wide economic conditions;
     o  political conditions in oil and gas producing regions; and
     o  domestic and foreign governmental regulations.

OUR USE OF OIL AND GAS PRICE HEDGING CONTRACTS INVOLVES CREDIT RISK AND MAY LIMIT FUTURE REVENUES FROM PRICE INCREASES AND RESULT IN SIGNIFICANT FLUCTUATIONS IN OUR NET INCOME AND STOCKHOLDERS' EQUITY.

     We use hedging transactions with respect to a portion of our oil and gas production to achieve more predictable cash flow and to reduce our exposure to price fluctuations. While the use of hedging transactions limits the down-side risk of price declines, their use may also limit future revenues from price increases. Hedging transactions also involve the risk that the counterparty may be unable to satisfy its obligations.

     We adopted Statement of Financial Accounting Standards (SFAS) No. 133 on January 1, 2001. SFAS No. 133 generally requires us to record each hedging transaction as an asset or liability measured at its fair value. Each quarter we must record changes in the value of our hedges, which could result in significant fluctuations in net income and stockholders' equity from period to period. Please read our most recently filed annual report on Form 10-K or quarterly report on Form 10-Q for a more detailed discussion of our hedging program.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO REPLACE THE RESERVES THAT WE
PRODUCE.

     Our future success depends on our ability to find, develop and acquire oil and gas reserves that are economically recoverable. As is generally the case, our producing properties in the Gulf of Mexico and the onshore Gulf Coast often have high initial production rates, followed by steep declines. As a result, we must locate and develop or acquire new oil and gas reserves to replace those depleted by production. We must do this even during periods of low oil and gas prices when it may be difficult to raise the capital necessary to finance these activities. Without successful exploration or acquisition activities, our reserves, production and revenues will decline rapidly. We cannot assure you that we will be able to find and develop or acquire additional reserves at an acceptable cost.

SUBSTANTIAL CAPITAL IS REQUIRED TO REPLACE AND GROW RESERVES.

     We make, and will continue to make, substantial expenditures to find, develop, acquire and produce oil and gas reserves. We believe that we will have sufficient cash provided by operating activities and available borrowings under our credit arrangements to fund planned capital expenditures in 2002. If, however, lower oil and gas prices or operating difficulties result in our cash flow from operations being less than expected or limit our ability to borrow under our credit facility, we may be unable to expend the capital necessary to undertake or complete our drilling program unless we raise additional funds through debt or equity financings. We cannot assure you that debt or equity financing, cash generated by operations or borrowing capacity will be available to meet these requirements.


                                       3
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RESERVE ESTIMATES ARE INHERENTLY UNCERTAIN AND DEPEND ON MANY ASSUMPTIONS THAT
MAY TURN OUT TO BE INACCURATE.

     Estimating accumulations of oil and gas is complex and is not exact because of the numerous uncertainties inherent in the process. The process relies on interpretations of available geologic, geophysic, engineering and production data. The extent, quality and reliability of this technical data can vary. The process also requires certain economic assumptions, some of which are mandated by the SEC, such as oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The accuracy of a reserve estimate is a function of:

     o  the quality and quantity of available data;
     o  the interpretation of that data;
     o  the accuracy of various mandated economic assumptions; and
     o  the judgment of the persons preparing the estimate.

     The proved reserve information incorporated by reference in this prospectus is based on estimates we prepared. Estimates prepared by others might differ materially from our estimates.

     Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from our estimates. Any significant variance could materially affect the quantities and present value of our reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development and prevailing oil and gas prices. Our reserves may also be susceptible to drainage by operators on adjacent properties.

     You should not assume that the present value of future net cash flows incorporated by reference in this prospectus is the current market value of our estimated proved oil and gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate.

IF OIL AND GAS PRICES DECREASE, WE MAY BE REQUIRED TO TAKE WRITEDOWNS.

     We may be required to writedown the carrying value of our oil and gas properties when oil and gas prices are low or if we have substantial downward adjustments to our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results.

     We capitalize the costs to acquire, find and develop our oil and gas properties under the full cost accounting method. The net capitalized costs of our oil and gas properties may not exceed the present value of estimated future net cash flows from proved reserves, using constant oil and gas prices and a 10% discount factor, plus the lower of cost or fair market value of unproved properties. If net capitalized costs of our oil and gas properties exceed this limit, we must charge the amount of the excess to earnings. We review the carrying value of our properties quarterly, based on prices in effect as of the end of each quarter or as of the time of reporting our results. The carrying value of oil and gas properties is computed on a country-by-country basis. Therefore, while our properties in one country may be subject to a writedown, our properties in other countries could be unaffected. Once incurred, a writedown of oil and gas properties is not reversible at a later date even if oil or gas prices increase.

WE MAY BE SUBJECT TO RISKS IN CONNECTION WITH FUTURE ACQUISITIONS.

     The successful acquisition of producing properties requires an assessment of several factors, including:

     o  recoverable reserves;
     o  future oil and gas prices;
     o  operating costs; and
     o  potential environmental and other liabilities.


                                      4

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     The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every platform or well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We are often not entitled to contractual indemnification for environmental liabilities and acquire properties on an "as is" basis.

COMPETITIVE INDUSTRY CONDITIONS MAY NEGATIVELY AFFECT OUR ABILITY TO CONDUCT OPERATIONS.

     Competition in the oil and gas industry is intense, particularly with respect to the acquisition of producing properties and proved undeveloped acreage. Major and independent oil and gas companies actively bid for desirable oil and gas properties, as well as for the equipment and labor required to operate and develop their properties. Many of our competitors have financial resources that are substantially greater than ours, which may adversely affect our ability to compete with these companies.

DRILLING IS A HIGH-RISK ACTIVITY.

     Our future success will depend on the success of our drilling programs. In addition to the numerous operating risks described in more detail below, these activities involve the risk that no commercially productive oil or gas reservoirs will be discovered. In addition, we often are uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

     o  unexpected drilling conditions;
     o  pressure or irregularities in formations;
     o  equipment failures or accidents;
     o  adverse weather conditions;
     o  compliance with governmental requirements; and
     o shortages or delays in the availability of drilling rigs and the delivery of equipment.

THE OIL AND GAS BUSINESS INVOLVES MANY OPERATING RISKS THAT CAN CAUSE SUBSTANTIAL LOSSES; INSURANCE MAY NOT PROTECT US AGAINST ALL THESE RISKS.

     These risks include:

     o  fires;
     o  explosions;
     o  blow-outs;
     o  uncontrollable flows of oil, gas, formation water or drilling fluids;
     o  natural disasters;
     o  pipe or cement failures;
     o  casing collapses;
     o  embedded oilfield drilling and service tools;
     o  abnormally pressured formations; and
     o environmental hazards such as oil spills, natural gas leaks, pipeline ruptures and discharges of toxic gases.

If any of these events occur, we could incur substantial losses as a result of:

     o  injury or loss of life;
     o severe damage to or destruction of property, natural resources and equipment;
     o  pollution and other environmental damage;
     o  clean-up responsibilities;
     o  regulatory investigation and penalties;
     o  suspension of our operations; and
     o  repairs to resume operations.


                                       5
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If we experience any of these problems, our ability to conduct operations could be adversely affected.

     Offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development and acquisitions, or result in loss of properties.

     We maintain insurance against some, but not all, of these potential risks and losses. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

WE HAVE RISKS ASSOCIATED WITH OUR FOREIGN OPERATIONS.

     We continue to evaluate and pursue new opportunities for international expansion in areas where we can use our core competencies. To date, we have expanded our operations to Australia and China.

     Ownership of property interests and production operations in areas outside the United States is subject to the various risks inherent in foreign operations. These risks may include:

     o  currency restrictions and exchange rate fluctuations;
     o loss of revenue, property and equipment as a result of expropriation, nationalization, war or insurrection;
     o  increases in taxes and governmental royalties;
     o renegotiation of contracts with governmental entities and quasi-governmental agencies;
     o changes in laws and policies governing operations of foreign-based companies;
     o  labor problems; and
     o other uncertainties arising out of foreign government sovereignty over our international operations.

     Our international operations may also be adversely affected by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, if a dispute arises with respect to our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts of the United States.

EXPLORATION IN DEEPWATER INVOLVES GREATER OPERATING AND FINANCIAL RISKS THAN EXPLORATION AT SHALLOWER DEPTHS. THESE RISKS COULD RESULT IN SUBSTANTIAL LOSSES.

     We have developed a three phase strategy to enter the deepwater play. Deepwater drilling and operations require the application of recently developed technologies and involve a higher risk of mechanical failure. We will likely experience significantly higher drilling costs for any deepwater wells we may drill. In addition, much of the deepwater play lacks the physical and oilfield service infrastructure present in shallower waters. As a result, development of a deepwater discovery may be a lengthy process and require substantial capital investment, resulting in significant financial and operating risks.

OTHER INDEPENDENT OIL AND GAS COMPANIES' LIMITED ACCESS TO CAPITAL MAY CHANGE OUR EXPLORATION AND DEVELOPMENT PLANS.

     Many independent oil and gas companies have limited access to the capital necessary to finance their activities. As a result, some of the other working interest owners of our wells may be unwilling or unable to pay their share of the costs of projects as they become due. These problems could cause us to change, suspend or terminate our drilling and development plans with respect to the affected project.


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


WE ARE SUBJECT TO COMPLEX LAWS THAT CAN AFFECT THE COST, MANNER OR FEASIBILITY OF DOING BUSINESS.

     Exploration, development, production and sale of oil and gas are subject to extensive federal, state, local and international regulation. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

     o  discharge permits for drilling operations;
     o  drilling bonds;
     o  reports concerning operations;
     o  the spacing of wells;
     o  unitization and  pooling of properties; and
     o  taxation.

     Under these laws, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase our costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

OUR CERTIFICATE OF INCORPORATION, STOCKHOLDERS RIGHTS PLAN AND BYLAWS CONTAIN PROVISIONS THAT COULD DISCOURAGE AN ACQUISITION OR CHANGE OF CONTROL OF OUR COMPANY.

     Our stockholders rights agreement, together with certain provisions of our certificate of incorporation and bylaws, may make it more difficult to effect a change in control of our company, to acquire us or to replace incumbent management. These provisions could potentially deprive our stockholders of opportunities to sell shares of our stock at above-market prices.

WE DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK.

     We have not paid cash dividends in the past and do not intend to pay dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for the future operation and development of our business. Our ability to make dividend payments in the future will be dependent on our future performance and liquidity. In addition, our credit facility contains restrictions on our ability to pay cash dividends.

                                 USE OF PROCEEDS

     Unless otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the common stock offered by this prospectus for general corporate purposes, which may include repayment of indebtedness, the financing of capital expenditures, future acquisitions and additions to our working capital.

                          DESCRIPTION OF CAPITAL STOCK

     Pursuant to our certificate of incorporation, our authorized capital stock consists of 100 million shares of common stock and five million shares of preferred stock. As of March 5, 2002, we had 44,275,828 shares of common stock and no shares of preferred stock outstanding.

COMMON STOCK

     Our common stockholders are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of our common stockholders. Our common stockholders do not have cumulative voting rights.

     Our common stockholders are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. Dividends on our common stock are, however, subject to any preferential dividend rights of outstanding preferred stock. We do not intend to pay cash dividends on our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, our common stockholders are entitled to receive ratably our net assets available after payment of all of our debts and other liabilities. Any payment is subject, however, to the prior rights of any outstanding preferred stock. Our common stockholders do not have any preemptive, subscription, redemption or conversion rights.

PREFERRED STOCK

     Our certificate of incorporation allows our board of directors to issue preferred stock from time to time in one or more series, without any action being taken by our stockholders. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors may adopt resolutions to issue shares of a series of our preferred stock, and establish their terms. These terms may include:

     o  voting powers;
     o  designations;
     o  preferences;
     o  dividend rights;
     o  dividend rates;
     o  terms of redemption;
     o  redemption prices; and
     o  conversion rights.

ANTI-TAKEOVER PROVISIONS

     Certain provisions in our certificate of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue nonnegotiated takeover attempts.

     STOCKHOLDER ACTION BY WRITTEN CONSENT. Under the Delaware General Corporation Law, unless the certificate of incorporation of a corporation specifies otherwise, any action that could be taken by stockholders at an annual or special meeting may be taken without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by the holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our certificate of incorporation and bylaws provide that stockholder action may be taken in writing by the consent of holders of not less than 66 2/3% of the outstanding shares entitled to vote at a meeting of stockholders. As a result, stockholders may not act upon any matter except at a duly called meeting or by the written consent of holders of 66 2/3% or more of the outstanding shares entitled to vote.

     SUPERMAJORITY VOTE REQUIRED FOR CERTAIN TRANSACTIONS. The affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock is required to approve any merger or consolidation of our company or any sale or transfer of all or substantially all of our assets.

     BLANK CHECK PREFERRED STOCK. Our certificate of incorporation authorizes "blank check" preferred stock. Our board of directors can set the voting, redemption, conversion and other rights relating to such preferred stock and can issue such stock in either a private or public transaction. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and the likelihood that holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of our company.

     BUSINESS COMBINATIONS UNDER DELAWARE LAW. We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder (i.e., a person who owns 15% or more of our outstanding voting stock) from engaging in certain business combinations with our company for three years following the date that the person became an interested stockholder. These restrictions do not apply if:

     o before the person became an interested stockholder, our board of directors approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;
     o upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding voting stock at the time the transaction commenced; or

     o following the transaction in which the person became an interested stockholder, the business combination is approved by both our board of directors and the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

     These restrictions do not apply to certain business combinations proposed by an interested stockholder following the announcement of certain extraordinary transactions involving our company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of our directors, if that extraordinary transaction is approved or goes unopposed by a majority of our directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of directors then in office.

     STOCKHOLDERS RIGHTS AGREEMENT. Our board of directors has adopted a stockholders rights agreement. Under the agreement, each right entitles the holder under the circumstances described below to purchase from us one one-thousandth of a share of our junior participating preferred stock at a price of $85 per one one-thousandth of a preferred share, subject to adjustment. The following is a summary of certain terms of the rights agreement. The rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part, and this summary is qualified by reference to the specific terms of the rights agreement.

     Until the distribution date, the rights attach to all common stock certificates representing outstanding shares. No separate rights certificates will be distributed. A right is issued for each share of common stock issued. The rights will separate from the common stock and a distribution date will occur upon the earlier of

     o 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of our outstanding voting stock; or
     o 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer that would result in the beneficial ownership by a person or group of 20% or more of our outstanding voting stock.

     Until the distribution date or the earlier of redemption or expiration of the rights, they are not exercisable and will be evidenced by the certificates representing our common stock. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and such separate rights certificates alone will thereafter evidence the rights.

     If a person or group acquires 20% or more of our voting stock, each right (other than rights beneficially owned by the acquiring persons, which would become null and void) becomes a right to buy that number of shares of common stock, or under certain circumstances, the equivalent number of one one-thousandths of a preferred share, that at the time of such acquisition has a market value of two times the purchase price of the right.

     If we are acquired in a merger or other business combination transaction or assets constituting more than 50% of our consolidated assets or producing more than 50% of our earning power or cash flow are sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the right, that number of shares of common stock of the acquiring company that at the time of such transaction has a market value of two times the purchase price of the right.

     The dividend and liquidation rights, and the non-redemption feature, of the preferred shares are designed so that the value of one one-thousandth


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of a preferred share purchasable upon exercise of each right will approximate the value of one share of our common stock. The preferred shares issuable upon exercise of the rights will be non-redeemable and rank junior to all other series of our preferred stock. Each whole preferred share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of $1.00 or 1,000 times the aggregate per share dividend declared on our common stock. If our company is liquidated, the holders of preferred shares will be entitled to receive a preferential liquidation payment per whole share equal to the greater of $1,000 per share or 1,000 times the aggregate amount to be distributed per share of our common stock. If our common stock is exchanged for or changed into other stock or securities, cash or other property as the result of a merger, consolidation or other transaction, each whole preferred share will be entitled to 1,000 times the amount received per share of our common stock. Each whole preferred share will be entitled to 1,000 votes on all matters submitted to a vote of our stockholders, and preferred shares will generally vote together as one class with our common stock and any other capital stock on all matters submitted to a vote of our stockholders.

     The purchase price and the number of one one-thousandths of a preferred share or other securities or property issuable upon exercise of the rights may be adjusted from time to time to prevent dilution.

     At any time after a person or group of affiliated or associated persons acquires beneficial ownership of 20% or more of our outstanding voting stock and before a person or group acquires beneficial ownership of 50% or more of our outstanding voting stock, our board of directors may, at its option, issue common stock in mandatory redemption of, and in exchange for, all or part of the then outstanding exercisable rights, other than rights owned by such person or group, which would become null and void, at an exchange ratio of one share of common stock, or one one-thousandth of a preferred share, for each two shares of common stock for which each right is then exercisable, subject to adjustment.

     At any time prior to the first public announcement that a person or group has become the beneficial owner of 20% or more of our outstanding voting stock, our board of directors may redeem all, but not less than all, of the then outstanding rights at a price of $0.01 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon our board of directors ordering redemption of the rights, the rights will terminate other than the right to receive the redemption price.

     The rights will expire on February 22, 2009, unless the expiration date is extended or the rights are earlier redeemed or exchanged.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS

     Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

     Our certificate of incorporation limits the liability of our officers and directors to our company and our stockholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability:

     o for any breach of the officer's or director's duty of loyalty to our company or our stockholders;


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

     o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
     o for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation law; or
     o for any transaction from which the officer or director derived an improper personal benefit.

     The inclusion of this provision in our certificate of incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefited our company and our stockholders. Both our certificate of incorporation and bylaws provide indemnification to our officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue, nor to recover monetary damages, under federal securities laws for violations thereof.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar is Mellon Shareholder Services L.L.C.

                              PLAN OF DISTRIBUTION

     We intend to enter into a sales agency agreement with UBS Warburg LLC under which we may issue and sell up to 2,500,000 shares of our common stock from time to time through UBS Warburg, as our exclusive sales agent. No more than 1,500,000 shares of common stock will be issued and sold under the sales agency agreement in any consecutive 12-month period. The form of the sales agency agreement is an exhibit to the registration statement of which this prospectus is a part and is incorporated by reference into this prospectus. The sales, if any, of common stock made under the sales agency agreement will be made only by means of ordinary brokers' transactions on the New York Stock Exchange.

     UBS Warburg will sell the shares of common stock subject to the sales agency agreement on a daily basis or as we and UBS Warburg otherwise agree. We will designate the maximum amount of shares of common stock to be sold by UBS Warburg daily as reasonably agreed to by UBS Warburg. Subject to the terms and conditions of the sales agency agreement, UBS Warburg will use its reasonable efforts to sell all of the designated shares of common stock. We may instruct UBS Warburg not to sell shares of common stock if the sales cannot be effected at or above a designated price. UBS Warburg will not be obligated to use reasonable efforts to sell shares at any price below the designated price. We or UBS Warburg may suspend the offering of shares of common stock upon proper notice and subject to other conditions.

     UBS Warburg will provide written confirmation to us following the close of trading on the New York Stock Exchange each day in which shares of common stock are sold under the sales agency agreement. Each confirmation will include the number of shares sold on that day, the net proceeds to us and the compensation payable by us to UBS Warburg in connection with the sales.

     The compensation to UBS Warburg for sales of common stock will equal a fixed commission rate on the gross sales price of any shares sold of 3.0% for the first 1,000,000 shares sold and 2.5% for the next 1,500,000 shares sold. The remaining sales proceeds, after deducting any applicable transaction fees imposed by the exchange or government, will equal our net proceeds for the sale of the shares.

     Settlement for sales of common stock will occur on the third business day following the date on which any sales are made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.


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

     On or prior to the second business day following any date on which sales of common stock were made by UBS Warburg, we will file a prospectus supplement with the SEC under the applicable paragraph of Rule 424(b) of the Securities Act. We will also deliver to the New York Stock Exchange the number of copies of the prospectus supplement that are required by the exchange. The prospectus supplement will include the dates covered, the number of shares of common stock sold through UBS Warburg, the net proceeds to our company and the compensation payable by our company to UBS Warburg in connection with the sales of the common stock. Unless otherwise indicated in a prospectus supplement, UBS Warburg will act as sales agent on a reasonable efforts basis.

     In connection with the sale of common stock on our behalf, UBS Warburg may be deemed to be an "underwriter" within the meaning of the Securities Act, and the compensation of UBS Warburg may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to UBS Warburg against certain civil liabilities, including liabilities under the Securities Act. UBS Warburg may engage in transactions with, or perform services for, our company in the ordinary course of business.

     If either our company or UBS Warburg has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied, that party will promptly notify the other and sales of common stock under the sales agency agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of our company and UBS Warburg.

     The offering of common stock pursuant to the sales agency agreement will terminate upon the earlier of the sale of all shares of common stock subject to the agreement and termination of the sales agency agreement. The sales agency agreement may be terminated by at any time by either party in their sole discretion.

                                  LEGAL MATTERS

     Our legal counsel, Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters in connection with the offered common stock. Certain legal matters in connection with the offered common stock will be passed upon for UBS Warburg by its counsel, Cahill Gordon & Reindel, New York, New York.

                                     EXPERTS

     The financial statements incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.


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